December 21, 2015

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Hsu
Lulu Cheng

Re:	CarMax Auto Funding LLC
Registration Statement on Form SF-3 Originally Filed October 7, 2015
File No. 333-207329

Ladies and Gentlemen:

This letter is provided on behalf of CarMax Auto Funding LLC (the “Depositor”) in response to the letter dated December 15, 2015 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission in connection with the above-referenced submission and the filing of Amendment No. 2 to Form SF-3 Registration Statement with respect thereto.

The Depositor’s responses to the Staff’s comments are set forth below. The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor.

Form of Prospectus

The Sale and Servicing Agreement

Dispute Resolution Procedures, page 89

1.	In light of the notice requirements as set forth here – for example, that the repurchase request must identify each receivable that is the subject of the request and the specific representation or warranty breached – please clarify what information noteholders will be provided relating to an alleged breach of representation or warranty in order to make a sufficient notice. For example, we note that you do not indicate whether the Form 10-D information containing a summary of the Asset Representations Reviewer report will include receivable-level information or aggregated data.

Response: We have revised the disclosure to eliminate the requirement that any repurchase request specifically identify the Receivable to be repurchased and the particular representation and warranty allegedly breached and instead require that a repurchase request provide sufficient detail so that the party obligated to repurchase the receivable can reasonably investigate the allegation. We have also revised the disclosure under the heading “The Asset Representations Review Agreement—The Asset Representations Review” to disclose our intention to include a receivable-level description of each test identified in the Asset Representations Reviewer’s report as having failed in the Form 10-D for the Collection Period in which such report was provided.

Securities and Exchange Commission

Division of Corporation Finance

December 21, 2015

2.	We note your disclosure that no method such as statistical sampling will be permitted for purposes of determining additional receivables that may be subject to a repurchase request. Please tell us whether this language intends to constrain the party that is required to make a determination whether noncompliance with the representations and warranties constitutes a breach of the representations and warranties. If so, please explain why such a provision would be appropriate to constrain such a party in this way.

Response: This language does not intend to constrain the party that is required to make a determination whether noncompliance with the representations and warranties constitutes a breach of the representations and warranties. We have revised the disclosure to eliminate any confusion by deleting the disclosure regarding statistical sampling.

3.	We note your response to comment 5 of our letter dated November 2, 2015, and that you have deleted the clause that a Receivable may not be subject to a dispute resolution proceeding in the event that the Asset Representations Reviewer determines that the representations and warranties related to such Receivable has not failed. It remains unclear in the prospectus disclosure, however, whether the investors are permitted to utilize the resolutions procedures in such instances. In particular, we note your disclosure that when the “Asset Representations Reviewer determines that the representations and warranties…has not failed, any repurchase request…will be deemed to be resolved” (emphasis added). We also note your disclosure that the requesting party’s right to refer the matter to mediation or arbitration is conditioned on a repurchase being “not resolved within 180 days after receipt by CarMax Business Services or the Seller of notice of the repurchase request” (emphasis added). Please revise and clarify your prospectus to describe consistently.

Response: We have revised the disclosure to eliminate any confusion by deleting the disclosure that when the Asset Representations Reviewer determines that the representations and warranties related to a Receivable has not failed, any repurchase request related to that Receivable will be deemed to be resolved. We have also deleted such provision from Section 2.4(c) of the Sale and Servicing Agreement filed as an exhibit to the above-referenced registration statement.

4.	We note that, in the case of binding arbitration, the burden of proof for alleged breaches of the representations or warranties will shift from a preponderance of the evidence to clear and convincing evidence of a breach if at least [12] months of payments have been received with respect to the related receivable. The imposition of a higher evidentiary standard by the sponsor in such instance appears to discourage investors from pursuing arbitration. Please tell us why it is appropriate for the sponsor, and not the arbitration panel, to determine the evidentiary standard.

Securities and Exchange Commission

Division of Corporation Finance

December 21, 2015

Response: We have deleted such disclosure from the above-referenced registration statement and have deleted such provision from Section 2.4(d)(iv) of the Sale and Servicing Agreement filed as an exhibit thereto.

5.	We note your disclosure that “the proceedings of the mediation or binding arbitration, including the occurrence of such proceedings, …will be kept strictly confidential by each of the parties to the dispute.” Please confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3. Please also revise in light of your statement that the sponsor and depositor will provide notice of the commencement of any arbitration on the Form 10-D in order to give other noteholders the right to participate in the arbitration proceeding.

Response: We confirm that the confidentiality provisions will not infringe on the rights of noteholders to use the investor communication provisions as required by General Instruction I.B.1(d) of Form SF-3. We have revised the disclosure to clarify that the confidentiality provisions will not infringe on such noteholder rights and also in light of our statement that the sponsor and depositor will provide notice of the commencement of any arbitration on the Form 10-D in order to give other noteholders the right to participate in the arbitration proceeding.

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Securities and Exchange Commission

Division of Corporation Finance

December 21, 2015

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact my counsel, James J. Antonopoulos of Kirkland & Ellis LLP, at (312) 862-2430.

Sincerely,

/s/ Thomas W. Reedy
Thomas W. Reedy
President, CarMax Auto Funding LLC

cc:	David Zawitz, CarMax Auto Funding LLC
Kenneth P. Morrison, P.C., Kirkland & Ellis LLP
James Antonopoulos, Kirkland & Ellis LLP